Exhibit 99.1

Sunlands Online Education Group Launches AI-powered Personalized Study Programs

Tailor-made learning solutions improve exam pass rates and increase the time students spend studying

BEIJING, July 25, 2018 -- Sunlands Online Education Group (NYSE: STG) (“Sunlands” or the “Company”), a leader in China’s online post-secondary and professional education market, announced that it has recently launched AI-powered personalized study programs to accelerate the learning process and improve student test results.

The AI software, developed in-house, uses machine learning and natural language processing technology to analyze student behavior and their level of understanding of specific courses. Based on this analysis, Sunlands AI software is able to predict test results, with a high accuracy rate, and develop tailor-made learning solutions that are designed to improve study outcomes.

“Tertiary education is typically delivered as one-size-fits-all, with very little consideration for individual levels of understanding and progress,” said Mr. Tongbo Liu, Chief Executive Officer of Sunlands. “Today, with AI technology, we are able to develop personalized solutions that prioritize educational content and accelerate the learning process for every student at every level.”

Mr. Liu added, “Many of our students are juggling full-time jobs, caring for their families as well as studying. This kind of innovation can mean the difference between passing and failing. We will continue to invest in AI and other technology that will enable us to make the learning experience as seamless and effective as possible.”

The introduction of predictive software and personalized study programs has translated into tangible benefits for Sunlands’ students. With the help of such learning solutions introduced in early 2018, the average pass rate of tests taken by our students in April 2018 increased by approximately 15% compared to the average pass rate of tests taken by the same group of students in October 2017. The learning solutions also significantly increase the time students spend learning on Sunlands’ platform.

The Company’s ongoing investment in cutting-edge technology and educational content has led to continuous improvement. According to iResearch, the national average pass rate of STE exam-takers who participated in STE tutoring courses was 46.5% in 2016. The pass rate for Sunlands students taking STE exams in Jiangsu Province increased from 71.9% in 2016 to 79.2% in the first half of 2018.

Safe Harbor Statement

This press release contains forward-looking statements made under the "safe harbor" provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995.  These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "confident" and similar statements. Sunlands may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about Sunlands' beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: Sunlands' goals and strategies; its expectations regarding demand for and market acceptance of its brand and services; its ability to retain and increase student enrollments; its ability to offer new courses and educational content; its ability to improve teaching quality and students’ learning results; its ability to improve sales and marketing efficiency and effectiveness; its ability to engage, train and retain new faculty members; its future business development, results of operations and financial condition; its ability to maintain and improve technology infrastructure necessary to operate its business; competition in the online education industry in China; relevant government policies and regulations relating to Sunlands' corporate structure, business and industry; and general economic and business condition in China Further information regarding these and other risks, uncertainties or factors is included in the Sunlands' filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and Sunlands does not undertake any obligation to update such information, except as required under applicable law.

About Sunlands

Sunlands Online Education Group (NYSE: STG) ("Sunlands" or the "Company") is the leader in China's online post-secondary and professional education in terms of gross billings in 2017, according to iResearch. With a one to many, live streaming platform, Sunlands offers various degree and diploma-oriented post-secondary courses as well as online professional courses and educational content, to help students prepare for professional certification exams and attain professional skills. Students can access its services either through PC or mobile applications. The Company's online platform cultivates a personalized, interactive learning environment by featuring a virtual learning community and a vast library of educational content offerings that adapt to the learning habits of its students. Sunlands offers a unique approach to education research and development that organizes subject content into Learning Outcome Trees, the Company's proprietary knowledge management system. Sunlands has a deep understanding of the educational needs of its prospective students and offers solutions that help them achieve their goals.

For investor enquiries, please contact:

Yingying Liu

IR Director

Tel: +86 182 5691 2232

Email: ir@sunlands.com

For media enquiries, please contact:

Brunswick Group

Anqi Yang

Tel: +8610 5960 8639

Email: Sunlands@brunswickgroup.com